                                   EXHIBIT 16


                              EXHIBIT 1 TO FORM 8-K
June 5, 2001


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K, dated May 25, 2001, of Health Risk Management, Inc. ("the Company") and believe it is not accurate as to its description of disagreements, as defined in Item 304(a)(i)(iv) of Regulation S-K, between the Company and Ernst & Young LLP ("E&Y") and not complete with respect to reportable events as described in Item 304(a)(i)(v) of Regulation S-K.

REQUIRED DISCLOSURES

We agree with the statements made in the first, second, fourth and fifth paragraphs, following the caption "Required Disclosures". However, with respect to the fourth paragraph, there were disagreements and reportable events during the time period that the Company's Form 8-K is required to address, as described in more detail below.

We have no basis on which to agree or disagree with the statements made in the third paragraph, following the caption "Required Disclosures".

REPORTABLE EVENTS

We agree with the statements made in the first paragraph following the caption "Reportable Events", with the clarification that the communication was provided to the Company's Audit Committee as well as management, some of whom continue to be members of management of the Company.

With respect to the second paragraph, following the caption "Reportable Events", we agree with the first sentence. With respect to the second sentence of the second paragraph, the following description more completely describes the three material weaknesses in internal controls that E&Y communicated to management and the Audit Committee during the 2000 audit:

1. The Company's claim processing system does not reduce to a relatively low level the risk of error in processing claims in a timely, accurate and complete manner.

2. The Company's non-routine and estimation processes for determining medical services payable and provider recoveries are not sufficient to permit the Company to prepare accurate, timely and complete financial information. The insufficiency of these processes has affected the Company's financial statement close process, delaying the filing of SEC regulatory reports, and the recording of significant audit adjustments to the accounts affected.

3. The Company did not have sufficient procedures in place to ensure that the contractual authority and actions of a previous officer of the Company were adequately reviewed and monitored on a timely basis. The lack of such procedures resulted in the Company entering into a significant contract without review or approval by the Board of Directors and in the incorrect reporting of a contractual relationship, resulting in the restatement of the June 30 and September 30, 2000 Form 10-Qs. As a result of its investigation into this incident, the Audit Committee established new procedures for reviewing and monitoring the actions and authority of officers of the Company.

We have no basis on which to agree or disagree with the statement made in the third sentence of the second paragraph, following the caption "Reportable Events".

We believe there are two other reportable events as defined in Item 304(a)(i)(v) of Regulation S-K in that information has come to our attention that if further investigated may materially impact the Company's financial statements as of and for the year ended December 31, 2000 and/or as of and for the three-month period ended March 31, 2001 and such matters were not yet resolved to our satisfaction as of the date of our resignation. The Company disclosed one of these matters under the caption "Other Information" and did not disclose the other matter in its Form 8-K. We believe the following two paragraphs accurately describe these two reportable events.

1. The Company had capitalized $681,000 of costs related to its internally developed reporting software in its December 31, 2000 balance sheet. In connection with the 2000 audit, management represented to E&Y in a letter dated May 4, 2001 that the software costs capitalized and reported as an asset had continued value and benefit to the Company and the carrying value reported was not impaired due to either a planned change in strategic direction of the Company or a reduction in business revenues through the date of the representation letter. E&Y's understanding was verbally updated on May 10 in a joint meeting with management and the Audit Committee prior to the Company filing its 2000 Form 10-K. The Company then wrote off these software costs in its financial statements for the quarter ended March 31, 2001 included in the Form 10-Q filed by the Company on May 15. As of the date of its resignation, E&Y had not received an analysis that supported the Company's decision to record the write-off in the quarter ended March 31, 2001 rather than in the year ended December 31, 2000.

2. At December 31, 2000 the Company had recorded approximately $5.1 million of receivables with the expectation that realization would be through offset against future provider payments. Based on a schedule provided to E&Y during the week of May 14, 2001 and preliminary discussions with management, E&Y understands that certain amounts that had been offset against provider payments during the quarter ended March 31, 2001, presumably evidencing collection of such amounts of receivables, may have been reversed in April 2001.

     Because E&Y resigned prior to developing a better understanding of the facts and circumstances surrounding those reversals and the materiality of such reversals and possible future reversals, E&Y's conclusion as to the ultimate collectability of provider recoveries included in accounts receivable at December 31, 2000 may or may not have been impacted.

DISAGREEMENTS
     We disagree with many of the statements made by the Company to describe the disagreements between the Company and E&Y in the first and second paragraphs, following the caption "Disagreements". We believe the following two paragraphs more completely and accurately describe the two matters that constitute disagreements as defined in Item 304(a)(i)(iv) of Regulation S-K.

     1. On May 15, 2001, E&Y informed the Audit Committee and management that the quarterly interim review as of and for the quarter ended March 31, 2001 was not complete. E&Y indicated that its interim review was not complete pending (1) additional analyses by the Company's management and by E&Y of the Company's medical services payable at March 31, 2001, (2) verification that various mistakes and inconsistencies in the Form 10-Q drafts reviewed by E&Y and communicated to the Company up to that point in time had been corrected, and (3) receipt and review of documentation supporting the May 11 decision by the Company to write-off certain capitalized software costs during the quarter ended March 31, 2001. E&Y informed the Audit Committee and management that a filing of Form 10-Q without the completion of a timely interim review would cause the filing to be considered incomplete, and, if filed, the fact that the review was incomplete should be disclosed. Upon learning that the Company had filed its Form 10-Q on May 15 without the required disclosure, E&Y requested the Company verbally and in writing on May 16, 17, and 18 file an amended Form 10-Q disclosing that the E&Y interim review had not been completed.

     2. Management of the Company takes responsibility for its own actuarial assumptions. Historically E&Y has acted in an advisory capacity, providing a range of outcomes to assist management in its analysis of the Company's estimated medical services obligations and its determination of the recorded medical services payable. Analysis of the medical services payable as of March 31, 2001 by management and E&Y on May 14 indicated that the liability might be materially misstated. Additional analysis was performed by the Company and by E&Y during the week of May 14 and E&Y concluded that the medical services payable was materially misstated not only as of March 31, 2001 but also as of December 31, 2000. E&Y made several requests, the last of which was made on May 18, that the Company publicly disclose that the December 31, 2000 and the March 31, 2001 financial statements were materially misstated and therefore should not be relied upon.

We have no basis on which to agree or disagree with the statements made in the third paragraph, following the caption "Disagreements".

OTHER INFORMATION

We have provided under Reportable Events a description that we believe more accurately describes the matter that the Company disclosed in the first paragraph under "Other Information".



                                      /s/ Ernst & Young LLP